Exhibit 99.1

FOR IMMEDIATE DISTRIBUTION

Parker to Acquire Filtration Company CLARCOR in a Strategic Portfolio Transaction

•	Strengthens Parker’s Filtration Business with Addition of Complementary Product Lines and Markets

•	Expected to Be Accretive to Cash Flow, EPS, and EBITDA Margins – Excluding One-time Costs

•	Significantly Increases Presence in Filtration, Adding Resilient, Growth Business

•	Strong Recurring Revenue – Approximately 80% of Sales Are Aftermarket

•	Enhances Total Parker Systems Solutions

•	Parker to Host Conference Call Today at 7:30 AM CT / 8:30 AM ET

CLEVELAND, OH and FRANKLIN, TN — December 1, 2016 — Parker Hannifin Corporation (NYSE: PH) (“Parker”) and CLARCOR Inc. (NYSE: CLC) (“CLARCOR”), today announced that the companies have entered into a definitive agreement under which Parker will acquire CLARCOR for approximately $4.3 billion in cash, including the assumption of net debt.

Under the terms of the agreement, Parker will purchase all of the outstanding shares of CLARCOR for $83.00 per share in cash. This represents a premium of approximately 17.8 percent to CLARCOR’s closing share price on November 30, 2016 and a premium of approximately 29.2 percent to CLARCOR’s volume weighted average share price over 90 days and a premium of approximately 17.1 percent to CLARCOR’s all-time and 52-week high. The transaction has been unanimously approved by the Board of Directors of each company.

CLARCOR, headquartered in Franklin, TN, is a diversified marketer and manufacturer of mobile, industrial and environmental filtration products with annual sales of approximately $1.4 billion and 6,000 employees worldwide. CLARCOR adds a broad array of industrial air and liquid filtration products and technologies to Parker’s filtration portfolio.

“This strategic transaction is consistent with our stated objective to invest in businesses that accelerate Parker towards our goal of top quartile financial performance,” said Tom Williams, Chairman and Chief Executive Officer of Parker. “The combination of Parker and CLARCOR is highly complementary and offers a great opportunity to combine our strength in international markets and OEMs with CLARCOR’s strong U.S. presence and high percentage of recurring sales in the aftermarket.”

Williams added, “We also believe our cultures and values are an excellent match. CLARCOR, like Parker, prides itself on a long and successful history that reinforces entrepreneurialism and innovation. We’re confident that the goals and measures outlined in the Win StrategyTM will guide a seamless integration and generate significant synergies. This transaction delivers immediate cash value to CLARCOR shareholders and is expected to create sustained value for Parker shareholders. Together, Parker and CLARCOR will advance our commitment to engineer the success of our customers and team members and enhance shareholder value.”

“Joining Parker provides a terrific opportunity to accelerate our mission of making our world cleaner and safer while delivering an immediate and substantial cash premium to our shareholders and bolstering the confidence of our customers,” said Chris Conway, Chairman, President and Chief Executive Officer of CLARCOR. “We believe Parker is an ideal fit for CLARCOR as it shares both our culture and our passion for developing solutions to our customers’ complex filtration challenges. Becoming part of Parker, with its significant systems expertise and stellar reputation for quality and innovation, should only enhance and accelerate our strategic initiatives and technology development efforts, expand our growth plans and provide new opportunities for many of our employees. We are looking forward to working together with the Parker team to ensure a smooth combination of our businesses and operations and bring these goals to fruition.”

Compelling Financial and Strategic Benefits

•	Significant Operating Synergies: Parker expects to realize annual run rate cost synergies of approximately $140 million three years after closing through a variety of initiatives, including the consolidation of the companies’ supply chains and a successful implementation of Parker’s Win StrategyTM throughout CLARCOR’s operations.

•	Accretive to Parker’s Cash Flow, EPS and EBITDA Margin: The transaction is expected to be accretive to Parker’s Cash Flow, EPS and EBITDA margins, after adjusting for one-time costs.

•	Significantly Enhances Parker’s Filtration Group: The combination of the companies’ complementary filtration offerings strengthens Parker’s position in a growing and resilient business.

•	Strong Recurring Revenue Opportunities: Parker expects to benefit from increased recurring revenue streams as approximately 80 percent of CLARCOR’s revenue is generated through aftermarket sales. The addition of CLARCOR is expected to significantly increase recurring revenue in Parker’s Filtration Group.

•	Enhances Parker’s Product Portfolio with Leading Brands: With the addition of CLARCOR’s leading and respected brands, including CLARCOR, Baldwin, Fuel Manager®, PECOFacet, Airguard, Altair, BHA®, Clearcurrent®, Clark Filter, Hastings, United Air Specialists, Keddeg and Purolator, Parker expects to be better positioned to deliver enhanced and expanded filtration solutions to its customers. In addition, this transaction strengthens Parker’s systems capabilities and enhances the rest of Parker’s technologies, enabling the company to provide even better motion and control systems solutions to customers.

•	Complementary Products, Markets and Geographic Presence: Parker expects to be able to leverage both companies’ complementary filtration technologies to further accelerate growth.

Organization and Leadership

Upon closing of the transaction, CLARCOR will be combined with Parker’s Filtration Group to form a leading and diverse global filtration business. Williams added, “We look forward to working collaboratively with CLARCOR team members to jointly build on CLARCOR’s great history. CLARCOR is a premier filtration company due to strong leadership, a great culture that is highly complementary to Parker’s, and an impressive breadth of products and technologies with talented team members contributing daily to its success.”

Financing and Dividend

Parker plans to finance the transaction using cash and new debt. Following completion of the transaction, Parker expects to maintain a high investment grade credit profile. Parker intends to make debt reduction a priority in the near term.

The transaction is not expected to impact Parker’s dividend payout target of approximately 30 percent of net income, while maintaining its record of annual dividend increases.

Approvals and Time to Closing

The transaction is expected to be completed by or during the first quarter of Parker’s fiscal year 2018 and is subject to customary closing conditions, including approval by CLARCOR’s shareholders and receipt of applicable regulatory approvals.

Advisors

Morgan Stanley & Co. LLC is acting as financial advisor to Parker and Jones Day and Thompson Hine, LLP are acting as legal advisors. Goldman, Sachs & Co. is acting as financial advisor to CLARCOR and Bass, Berry & Sims PLC and Baker & McKenzie LLP are acting as legal advisors.

Conference Call

Parker will host a conference call today, Thursday, December 1, 2016 at 8:30 AM Eastern Time to discuss the transaction. Interested parties are invited to listen to the webcast of the conference call, which can be accessed by visiting the Investor Relations section of Parker’s website at www.phstock.com.

A webcast replay will also be available on Parker’s website in the Investor Relations section.

About Parker Hannifin

With annual sales of $11 billion in fiscal year 2016, Parker Hannifin is the world’s leading diversified manufacturer of motion and control technologies and systems, providing precision-engineered solutions for a wide variety of mobile, industrial and aerospace markets. The company has operations in 50 countries around the world. Parker has increased its annual dividends paid to shareholders for 60 consecutive fiscal years, among the top five longest-running dividend-increase records in the S&P 500 index. For more information, visit the company’s website at www.parker.com, or its investor information website at www.phstock.com.

About CLARCOR

CLARCOR is based in Franklin, Tennessee and is a diversified marketer and manufacturer of mobile, industrial and environmental filtration products sold in domestic and international markets. Common shares of CLARCOR are traded on the New York Stock Exchange under the symbol CLC. Further information on CLARCOR can be found at www.clarcor.com.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. These statements may be identified from use of forward-looking terminology such as “anticipates,” “believes,” “may,” “should,” “could,” “potential,” “continues,” “plans,” “forecasts,” “estimates,” “projects,” “predicts,” “would,” “intends,” “anticipates,” “expects,” “targets,” “is likely,” “will,” or the negative of these terms and similar expressions, and include all statements regarding future performance, earnings projections, events or developments. Clarcor and Parker caution readers not to place undue reliance on these statements. The risks and uncertainties in connection with such forward-looking statements related to the proposed transaction include, but are not limited to, the occurrence of any event, change or other circumstances that could delay the closing of the proposed transaction; the possibility of non-consummation of the proposed transaction and termination of the merger agreement; the failure to obtain Clarcor stockholder approval of the proposed transaction or to satisfy any of the other conditions to the merger agreement; the possibility that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval in connection with the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; adverse effects on Clarcor’s common stock or Parker’s common stock because of the failure to complete the proposed transaction; Clarcor’s or Parker’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the parties being unable to successfully implement integration strategies; and significant transaction costs related to the proposed transaction.

It is possible that the future performance and earnings projections of Parker and/or Clarcor, including projections of any individual segments, may differ materially from current expectations, depending on economic conditions within each company’s key markets, and each company’s ability to maintain and achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, actions taken to combat the effects of the current economic environment, and growth, innovation and global diversification initiatives. A change in the economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance of Parker and/or Clarcor are, as applicable: changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments; Clarcor’s potential inability to realize the anticipated benefits of the strategic supply partnership with GE; disputes regarding contract terms or significant changes in financial condition, changes in contract cost and revenue estimates for new development programs and changes in product mix; ability to identify acceptable strategic acquisition targets; uncertainties surrounding timing, successful completion or integration of acquisitions and similar transactions; the ability to successfully divest businesses planned for divestiture and realize the anticipated benefits of such divestitures; the determination to undertake business realignment activities and the expected costs thereof and, if undertaken, the ability to complete such activities and realize the anticipated cost savings from such activities; ability to implement successfully capital allocation initiatives, including timing, price and execution of share repurchases; availability, limitations or cost increases of raw materials, component products and/or commodities that cannot be recovered in product pricing; ability to manage costs related to insurance and employee retirement and health care benefits; compliance costs associated with environmental laws and regulations; potential labor disruptions; threats associated with and efforts to combat terrorism and cyber-security risks; uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals; competitive market conditions and resulting effects on sales and pricing; and global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability. Additional information about the risks related to Parker and its business may be found in Parker’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016 filed on August 26, 2016. Additional information about the risks related to Clarcor and its business may be found in Clarcor’s Annual Report on Form 10-K for the fiscal year ended November 28, 2015 filed on January 22, 2016. Parker and/or Clarcor make these statements as of the date of this disclosure, and undertake no obligation to update them unless otherwise required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Clarcor intends to file a preliminary proxy statement on Schedule 14A with the SEC. CLARCOR’S SHAREHOLDERS ARE ENCOURAGED TO READ THE PRELIMINARY PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement will be mailed to shareholders of Clarcor. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Clarcor’s website at www.clarcor.com under the heading “Investor Information”, or by emailing Clarcor at investor@clarcor.com.

Certain Information Concerning Participants

Parker and Clarcor and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Parker’s directors and executive officers is set forth in the proxy statement, filed September 26, 2016, for Parker’s 2016 annual meeting of shareholders as filed with the SEC on Schedule 14A and in its most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2016 as filed with the SEC on August 26, 2016. Information concerning Clarcor’s directors and executive officers is set forth in the proxy statement, filed February 19, 2016, for Clarcor’s 2016 annual meeting of shareholders as filed with the SEC on Schedule 14A and in its most recent Annual Report on Form 10-K for the fiscal year ended November 28, 2015 as filed with the SEC on January 22, 2016. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger will be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Contacts

Parker Hannifin

Media –

Aidan Gormley, Director, Global Communications and Branding

216/896-3258

aidan.gormley@parker.com

Financial Analysts –

Robin J. Davenport, Vice President, Corporate Finance

216/896-2265

rjdavenport@parker.com

CLARCOR

Media –

Sard Verbinnen & Co.

David Millar/Jacob Crows

212/687-8080 or 312/895-4700

Financial Analysts –

David J. Fallon, Chief Financial Officer

615/771-3100

David.Fallon@clarcor.com